SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549
                             _____________



                SCHEDULE 13G
                (Rule 13d-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                (AMENDMENT NO. 6)*

        Plumas Bancorp
        (Name of Issuer)

        Common Stock, no par value
        (Title of Class of Securities)

        729273102
        (CUSIP Number)

        December 31, 2021
        (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        [   ]   Rule 13d-1(b)
        [ x ]   Rule 13d-1(c)
        [   ]   Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.     32106V107
              ---------

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(1)  NAMES OF REPORTING PERSONS
     Siena Capital Partners I, L.P.
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(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [   ]
(b) [   ]
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(3) SEC USE ONLY
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(4) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
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NUMBER OF         (5) SOLE VOTING POWER 0
SHARES            ---------------------------------------------------------
BENEFICIALLY      (6) SHARED VOTING POWER 244,661
OWNED BY          ---------------------------------------------------------
EACH              (7) SOLE DISPOSITIVE POWER 0
REPORTING         ---------------------------------------------------------
PERSON WITH       (8) SHARED DISPOSITIVE POWER 244,661
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(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    244,661
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(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
     [   ]
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(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3%(1)
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(12) TYPE OF REPORTING PERSON
     PN
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(1) Based on 5,813,523 shares of Common Stock outstanding as of November 5,
2021, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021.



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(1)  NAMES OF REPORTING PERSONS
     Siena Capital Partners Accredited, L.P.
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(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [   ]
(b) [   ]
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(3) SEC USE ONLY
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(4) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
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NUMBER OF         (5) SOLE VOTING POWER 0
SHARES            ---------------------------------------------------------
BENEFICIALLY      (6) SHARED VOTING POWER 7,815
OWNED BY          ---------------------------------------------------------
EACH              (7) SOLE DISPOSITIVE POWER 0
REPORTING         ---------------------------------------------------------
PERSON WITH       (8) SHARED DISPOSITIVE POWER 7,815
---------------------------------------------------------------------------
(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    7,815
---------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
     [   ]
---------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.13%(1)
---------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON
     PN
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(1) Based on 5,813,523 shares of Common Stock outstanding as of November 5,
2021, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021.



---------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     Siena Capital Partners GP, LLC
---------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [   ]
(b) [   ]
---------------------------------------------------------------------------
(3) SEC USE ONLY
---------------------------------------------------------------------------
(4) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
---------------------------------------------------------------------------
NUMBER OF         (5) SOLE VOTING POWER 0
SHARES            ---------------------------------------------------------
BENEFICIALLY      (6) SHARED VOTING POWER 0
OWNED BY          ---------------------------------------------------------
EACH              (7) SOLE DISPOSITIVE POWER 0
REPORTING         ---------------------------------------------------------
PERSON WITH       (8) SHARED DISPOSITIVE POWER 0
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(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    0
---------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
     [   ]
---------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
---------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON
     OO
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Item 1.
    (a) Name of Issuer:
        Plumas Bancorp (the "Issuer")

    (b) Address of Issuer's Principal Executive Offices:
        5525 Kietzke Lane, Suite 100, Reno, NV 89511

Item 2.
    (a) Name of Person Filing:
        Siena Capital Partners I, L.P.
	Siena Capital Partners Accredited, L.P.
	Siena Capital Partners GP, LLC

    (b) Address of Principal Business Office or, if None, Residence:
        100 N. Riverside Plaza, Suite 1630, Chicago IL 60606

    (c) Citizenship:
	Siena Capital Partners I, L.P. is a Delaware limited partnership.
	Siena Capital Partners Accredited, L.P. is a Delaware limited partnership. Siena Capital Partners GP, LLC is a Delaware lmited liability company.

    (d) Title of Class of Securities: Common Stock, no par value
("Common Stock")

    (e) CUSIP Number: 32106V107

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	Not applicable

Item 4.         Ownership.

    (a) Amount beneficially owned: Siena Capital Partners I, L.P. may be deemed to beneficially own 244,661 shares of Common Stock; Siena Capital Partners Accredited, L.P. may be deemed to own 7,815 shares of Common Stock; and Siena Capital Partners GP, LLC may be deemed to beneficially own 0 shares of Common Stock. Siena Capital Partners GP, LLC is the general partner of Siena Capital Partners I, L.P. and Siena Capital Partners Accredited, L.P.


    (b) Percent of class: Siena Capital Partners I, L.P. may be deemed to beneficially own 4.3% of the Common Stock; Siena Capital Partners Accredited, L.P. may be deemed to beneficially own 0.13% of the Common Stock; and Siena Capital Partners GP, LLC may be deemed to beneficially own 0% of the Common Stock. The percentages are based on 5,813,523 shares of Common Stock outstanding as of November 5, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021.

    (c) Number of shares as to which Siena Capital Partners I, L.P. has:
        (i) Sole power to vote or to direct the vote: 0
        (ii) Shared power to vote or to direct the vote: 244,661
        (iii) Sole power to dispose or to direct the disposition of: 0
        (iv) Shared power to dispose or to direct the disposition of: 244,661

        Number of shares as to which Siena Capital Accredited, L.P. has:
        (i) Sole power to vote or to direct the vote: 0
        (ii) Shared power to vote or to direct the vote: 7,815
        (iii) Sole power to dispose or to direct the disposition of: 0
        (iv) Shared power to dispose or to direct the disposition of: 7,815

	Number of shares as to which Siena Capital Partners GP, LLC has:
        (i) Sole power to vote or to direct the vote: 0
        (ii) Shared power to vote or to direct the vote: 0
        (iii) Sole power to dispose or to direct the disposition of: 0
        (iv) Shared power to dispose or to direct the disposition of: 0


Item 5. Ownership of Five Percent or Less of a Class.

        Not Applicable.


Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

        Not Applicable.


Item 8. Identification and Classification of Members of the Group.

        Not Applicable.


Item 9. Notice of Dissolution of Group.

        Not Applicable.


Item 10. Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	January 10, 2022

        Filer	Siena Capital Partners I, L.P.

	By:  Siena Capital Partners GP, LLC, its General Partner

        By:     /s/ David Abraham

        Name:   David Abraham

        Title:	Secretary



        Filer	Siena Capital Partners Accredited, L.P.

	By:  Siena Capital Partners GP, LLC, its General Partner

        By:     /s/ David Abraham

        Name:   David Abraham

        Title:	Secretary



        Filer	Siena Capital Partners GP, LLC

        By:     /s/ David Abraham

        Name:   David Abraham

        Title:	Secretary


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EXHIBIT 1--JOINT FILING AGREEMENT

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of such a statement on Schedule 13G with respect to the common stock of beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13G.

Date: January 10, 2022



        Filer	Siena Capital Partners I, L.P.

	By:  Siena Capital Partners GP, LLC, its General Partner

        By:     /s/ David Abraham

        Name:   David Abraham

        Title:	Secretary



        Filer	Siena Capital Partners Accredited, L.P.

	By:  Siena Capital Partners GP, LLC, its General Partner

        By:     /s/ David Abraham

        Name:   David Abraham

        Title:	Secretary



        Filer	Siena Capital Partners GP, LLC

        By:     /s/ David Abraham

        Name:   David Abraham

        Title:	Secretary